# TAMER SHAFIK

## SOLUTION ARCHITECT - AGILE TRANSFORMATION EXPERT

## SKILLS

- Solution Architecture
- Cloud Migration Strategy
- DevOps Implementation
- Microservice Applications
- API-first Design
- Agile Delivery
- Scrum, Kanban
- Team Building & Leadership
- IM/IT Strategy
- Application Development

## TECHNOLOGIES

- AWS, GCP, Azure
- Docker, Kubernetes, OpenShift
- Jenkins, Ansible
- Git, GitHub, GitLab, BitBucket
- JavaScript, Python, Node.js, C
- SQL Server, PostgreSQL, MySQL
- MongoDB, Redis
- ELK, Splunk
- Linux, Windows

## PROFILE

Hands-on technology leader who loves building and working with talented development teams. Passionate technologist, with exceptional analytical and problem solving skills. 22 years' experience in IT, spanning Software Development, eCommerce Platform Development, SaaS Delivery and Operations.

## EXPERIENCE

### CHIEF TECHNOLOGY OFFICER

Fobi AI Inc. | VANCOUVER, BC | 2021 - present

Fobi AI Inc. (FOBI.V) is a market leader in data ingestion, processing and analytics.

- Introduced large improvements in throughput, with production releases going from one per month to multiple per day..
- Implemented public-ledger (Sovrin) backed digital credential.
- Designed and implemented blockchain-backed proof of vaccine solution (CheckVax).
- Implemented company-wide processes and policies to achieve SOC2 and ISO27001 compliance.
- Responsible for the overall architectural direction of Fobi AI platform.
- Grew development, architecture and devops capacity, hiring 30+ new team members within the first 12 months.

### DIRECTOR, SOLUTION ARCHITECTURE

NTT DATA | VICTORIA, BC | 2018 - 2021

**Key Clients:** Ministry of the Attorney General, Ministry of Public Safety & Solicitor General, Ministry of Citizens' Services, Ministry of Health, BC Assessment, Clearly Contacts, Concert Properties

- Provided technical direction and leadership to multiple development teams across a range of clients (over 120 developers).
- Responsible for overall architectural direction of Attorney General Architecture Modernisation and Agile Transformation ($18m over 2 years).
- Introduced modern development practices, including CI/CD, Microservices & QA Automation to legacy development teams (OpenShift, .NET Core, Jenkins).
- Hired over 60 architects, developers, QAs and DevOps over a period of 2 years.
- Added over $9m annual revenue in new and existing accounts.

# TAMER SHAFIK

## SOLUTION ARCHITECT - AGILE TRANSFORMATION EXPERT

## INDUSTRIES

- Provincial Government
- Broader Public Sector
- Regulatory Bodies
- Banking
- eCommerce
- Lottery & Gaming
- SaaS

## INTERESTS

- IOT
- Blockchain
- Robotics
- Autonomous Drones
- Self-Sovereign Identity

## CERTIFICATIONS

- Certified Scrum Master
- Certified Kanban Coach
- Certified DevOps Architect
- Certified Lean Project Manager
- ITIL ITSM Foundation

## EXPERIENCE (continued)

### DIRECTOR, CONSULTING

CGI | MONCTON, NB & HALIFAX, NS | 2013 - 2018

**Key Clients:** Atlantic Lottery, BCLC, BMO, Canadian Securities, Dalhousie

- Led Application Development and Application Maintenance teams for Atlantic Lottery Corporation ($20m+ annual).
- Led Application Development and Application Maintenance teams for Canadian Securities Administrators ($10m+ annual).
- Introduced a range of improvements across multiple teams, including agile processes, application development frameworks, and automation tools.
- Transitioned Application Support for BMO from in-house to CGI outsourced teams, adopting Scrum.
- Delivered new virtualized infrastructure, replacing over 400 servers in a $2.2m 12 month project.
- Architected a number of solutions for a range of clients, including web applications, integration layers, and low-latency messaging middleware.

### SOLUTION ARCHITECT

OFSTED | BRISTOL, UK | 2012 - 2013

- Architected, designed and led the development of browser-based reporting tools focused on delivering accessible, easily digestible education metrics (SQL Server, SSIS, SSRS, LAMP, PHP, JavaScript).

### CEO & FOUNDER

SYMWORKS | HEREFORDSHIRE, UK | 2006 - 2012

- Founded and operated company, with the aim of delivering advanced eCommerce solutions. Designed, architected and led the development of high performance eCommerce systems.

### CTO & FOUNDER

CLARE ASSOCIATES | DEVON, UK | 2002 - 2006

- Co-founded company. Designed and led the development of a range of intranet and Internet deployed applications for over 80 clients.